SEASTAR MEDICAL HOLDING CORP.

3513 Brighton Blvd, Suite 410

Denver, CO 80216

July 27, 2023

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Nicholas O’Leary

Re:	Acceleration of Effective Date

SeaStar Medical Holding Corporation

Registration Statement on Form S-1 (File No. 333-273359)

Dear Mr. O’Leary:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), SeaStar Medical Holding Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 4:05 p.m., Eastern Time, on Monday, July 31, 2023, or as soon as practicable thereafter.

The Registrant respectfully requests that you notify Mr. Albert Lung of Morgan, Lewis & Bockius LLP of such effectiveness by a telephone call to (650) 843-4000 or via email at albert.lung@morganlewis.com.

Very truly yours,

SeaStar Medical Holding Corp

By:	/s/ Eric Schlorff
Eric Schlorff
Chief Executive Officer